Bgin Blockchain Ltd

December 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski Sandra Hunter Berkheimer Kate Tillan Mark Brunhofer

Re: Bgin Blockchain Limited

Amendment No. 7 to Draft Registration Statement on Form F-1

Submitted July 29, 2024

CIK No. 0001945565

Ladies and Gentlemen:

Bgin Blockchain Ltd (the “Company,” “we,” “us,” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 13, 2024 regarding the above-referenced confidential Amendment No. 7 to the Draft Registration Statement on Form F-1 submitted by the Company on July 29, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 8 to the Draft Registration Statement on Form F-1 (“Amendment No. 8 to the Draft Registration Statement”) is being submitted confidentially by the Company to accompany this response letter.

Amendment No. 7 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Crypto Asset Custody Policies and Procedures, page 5

1.You disclose you no longer observe your custody policy of exchanging USDT into fiat currency each time the overall value of USDT in cold wallets reaches US$100,000 and since July 15, 2023 your USDT balance exceeded the US$100,000 threshold on a daily basis. As of December 31, 2023, you had a USDT balance of US$115.8 million. Tell us why you believe this policy no longer suits your operational needs and disclose the nature of any limits on transfers of USDT to U.S. dollars on the exchanges you use to convert USDT to U.S. dollars. Also provide us with the website addresses for the exchanges you used to trade USDT into U.S. dollars in 2023 and 2024 as shown on page 5.

Response: In response to the Staff’s comment, we revised our disclosure on pages 5, 6, 41, 42, 44 and 53 of Amendment No. 8 to the Draft Registration Statement to disclose why we believe this policy no longer suits our operational needs, and revised our disclosure on pages 6 and 40 of Amendment No. 8 to the Draft Registration Statement to disclose that the exchanges we use do not impose limits on transfers of USDT to U.S. dollars, but we set daily limits on the transfers we initiate on each exchange.

The website addresses for all the exchanges we used for trade USDT into U.S. dollars in 2023 and 2024 are as follows:

MCE: https://www.mce.sg/

Actyve: https://my.actyve.io/

ONC: ONC does not have an official website. We initiate exchanges on ONC through the website https://merchants.inst.money/user/login, which is approved by ONC.

Hashkey: https://group.hashkey.com/en/

WD Global Service Limited: https://www.bvnk.com/

CD Digital Assets S.L.: https://www.bvnk.com/ (WD Global Service Limited and CD Digital Assets S.L. currently belong to BVNK Group)

Risk Factors

Risks Related to Our Business and Industry, page 35

2. We note that, for the fiscal year ended December 31, 2023, the sale of your KAS mining machines contributed 85.43% of your total revenue, the KAS you mined contributed 71.3% of your mining revenue and the fees earned from your mining pool services contributed 9.3% of your total revenue, all of which was due to fees earned from mining KAS. Please include additional risk factors that address the risks related to your dependence on KAS and the blockchain upon which it exists as well as specific risks related to the characteristics of the KAS blockchain so that investors can understand the impact to your business if the KAS blockchain stagnates or its use declines.

Response: In response to the Staff’s comment, we revised our disclosure on pages 38 and 39 of Amendment No. 8 to the Draft Registration Statement to include additional risk factors that address the risks related to our dependence on KAS, the blockchain upon which it exists, and the characteristics of the KAS blockchain.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Mining pool revenue, page 85

3. Please revise your disclosure to provide a table and related discussion for your mining pool revenue, similar to that provided for your self-mining revenue discussion beginning on page 82, or tell us why you believe the information is not required. If you do not believe this information is required, and with a view toward the upcoming need to update your financial information through June 30, 2024, tell us, by blockchain, the amount of gross mining pool operator income and gross profit for the full year 2023 and the six months ended June 30, 2024.

Response: We respectfully advise the Staff we have added a table and related discussion for our mining pool revenue, similar to those provided for our self-mining revenue. We respectfully advise the Staff that, unlike our self-mining revenue, there are no electricity cost and depreciation cost for mining pool revenue as those costs are borne by the participants themselves.

Business

Sale of Mining Machines

Pricing and Sales Model, page 113

4. We note your revised disclosure on page 113 that you accept bitcoin, USDT and ether as payment and that “[t]he total price of an order in any crypto asset coins will be calculated based on real-time exchange rate between USDT and the chosen crypto asset.” Please disclose how you determine the real time exchange rate between USDT and the chosen crypto asset. In addition, please disclose whether you or your customers pay the transfer costs associated with transferring crypto assets, and disclose whether the payment amount you receive from CoinPal is in USDT only or if you also receive bitcoin and ether. Also, please disclose the period of time the crypto assets are held by CoinPal until they are transferred to you and how CoinPal stores the crypto assets received as payment for your mining machines.

Response: In response to the Staff’s comment, we revised our disclosure on pages 44 and 128 of Amendment No. 8 to the Draft Registration Statement to disclose how the real time exchange rate between USDT and the chosen crypto asset was determined, that the customers pay the transfer costs associated with transferring crypto assets, and that the payment amount we receive from CoinPal is in USDT only. We also disclosed the period of time the crypto assets are held by CoinPal until they are transferred to us and how CoinPal stores the crypto assets received as payment for our mining machines.

Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition

i) Cryptocurrency mining, page F-9

5. We acknowledge your responses to prior comments 4 and 6 and your revised policy disclosure related to mining with your own machines. Please revise your disclosure to specifically indicate:

●	that you record revenue at the point-in-time when the block is successfully validated; and

●	how you value the cryptocurrencies that you receive for successfully validating a block. In this regard, your current disclosure regarding measurement of non-cash consideration received is located with your mining pool operator policy disclosure.

Response: We respectfully advise the Staff we have revised the disclosure accordingly for mining with our own machines.

6. Please revise your statements of operations and comprehensive income/loss or add footnote disclosure to separately report revenues from contracts with customers as opposed to revenue from other sources as required by ASC 606-10-50-4a. In this regard, we note from your revised policy disclosure in response to comment 4 that a blockchain is not your customer and that you apply ASC 606 by analogy to that revenue stream.

Response: We respectfully advise the Staff we have added a footnote disclosure to separately report revenues from contracts with customers as required by ASC 606-10-50-4a.

7. To the extent appropriate, revise your mining pool operator policy disclosure to indicate that this policy follows your revenue recognition policy for mining with your own mining machines in addition to the incremental disclosure already provided regarding the operation of the pool and supporting your conclusion that you are the principal in the transaction.

Response: We respectfully advise the Staff we have revised the disclosure accordingly for mining pool operator.

ii) Sale of mining machines, page F-10

8. On page 113 you disclose customers have the option to submit the payment in U.S. dollars or by using crypto assets. Please include your accounting policy for the method and timing of valuing any noncash consideration received for your mining machine sales. In your response and disclosure clarify whether the sales price of your mining machines is denominated in U.S. dollars or crypto assets.

Response: We respectfully advise the Staff we have included the disclosure for the method and timing of valuing any noncash consideration received for mining machine sales.

Cryptocurrencies, page F-12

9. You disclose that you changed your method of accounting for gains or losses for cryptocurrencies to use the first-in-first-out method from weighted average cost method in 2022. In response to comment 23 from our June 28, 2023 letter you told us you revised your financial statements for the fiscal years ended December 31, 2021 and 2022 to use the first-in-first-out method to account for your cryptocurrencies. Further, in your DRS submitted December 11, 2023, you disclose you restated your financial statements for an error to apply the FIFO method instead of weighted-average costs method. Please explain why you now disclose that you changed your method of accounting in 2022 and how that is consistent with your prior disclosure regarding the restatement for all periods.

Response: We respectfully advise the Staff we have removed the disclosure related to the weighted-average costs.

10. We note that following the adoption of ASU 2023-08 effective January 1, 2023, you measure your cryptocurrencies, including USDT, at fair value. Please tell us how you considered ASC 350-60-15-1 in determining that USDT meets the criteria in paragraph 1(b) which states that the guidance applies to holdings of assets that do not provide the asset holder with enforceable rights to or claims on underlying goods, services, or other assets. Also refer to Basis for Conclusions paragraph 21.

Response: We respectfully advise the Staff that we have completed our analysis for USDT against the new guidance of ASU 2023-08. Our conclusion is that ASU 2023-08 is applicable to USDT. Please see below for our analysis:

USDT is a digital token issued by Tether and is pegged to the USD fiat currency at a 1 to 1 ratio. Based on the legal service term (published on Tether’s website) between Tether and its customers, Tether’s tokens, including USDT, are 100% backed by Tether’s reserves and the right to have Tether tokens redeemed by Tether is a contractual right to its customer. However, as USDT holders, we can typically redeem it for USD (or equivalent value), but we are not entitled to directly claim the reserves held by Tether, such as the specific cash or assets backing USDT. In other words, we do not have direct, enforceable rights over the actual assets backing the token. Tether's structure means that the tokens are not linked directly to specific assets in a way that would give the token holders any legal claim on those assets, apart from the ability to redeem them for the pegged fiat currency or its equivalent value, under certain conditions.

In addition, the legal service term also indicates that “Tether reserves the right to delay the redemption or withdrawal of Tether Tokens if such delay is necessitated by the illiquidity or unavailability or loss of any Reserves held by Tether to back the Tether Tokens, and Tether reserves the right to redeem Tether Tokens by in-kind redemptions of securities and other assets held in the reserves.”

Based on the above analysis, the Company concluded that there are various uncertainties regarding whether the USDT token has granted the holders the enforceable rights to claim physical goods, services, or even the specific underlying assets like the USD reserve that backs it.

Since the USDT token does not provide us with the enforceable to claims on underlying goods, services, or other assets, our USDT digital asset does meet the criteria in paragraph 1(b) of ASC 350-60-15-1.

Note 13. Segment Reporting, page F-20

11. Please respond to the following:

●	You disclose during the year ended December 31, 2022, substantially all of your revenues were derived from BTL HK. Please tell us how you considered the disclosures required by ASC 280-10-50-41(a) including providing the disclosure for both periods presented and disclosing the basis for attributing revenues from external customers to individual countries.

Response: We respectfully advise the Staff that all of our revenues during the year ended December 31, 2022 were from cryptocurrency mining. By disclosing that substantially all of our revenues were derived from BTL HK, we meant that the revenues were derived from this subsidiary. During the year ended December 31, 2022, all of our revenues were from block rewards and only a very immaterial amount was from transaction fees. Blockchain is not an entity and does not meet the definition of a customer as we disclose in our financial statements. We do not have the geographic information of the blockchains, nor we have the geographic information of the validation service requestors. The contract relationships between us and the validation service requestors are based on custom business relationships. There are no written contracts signed between us and the validation service requestors. Since we do not have such information, it is impractical for us to provide the disclosure required by ASC 280-10-50-41(a) for revenues from cryptocurrency mining, including mining using our own machines and mining through mining pool. This also applies to the mining revenue for the year ended December 31, 2023.

●	On pages 44 and 113 you disclose that two customers’ purchases each contributed to more than 10% of your aggregate revenue for the fiscal year ended December 31, 2023, representing approximately 17.38% and 13.3% of your aggregate revenue. The largest customer is based in Vietnam, and the second largest customer is based in Hong Kong. Tell us how this relates to your disclosure of revenues from geographic areas.

Response: We respectfully advise the Staff we have added additional disclosure for revenues from geographic areas for revenue from sale of mining machines.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Pengju Wang
Pengju Wang
Co-Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

5